

December 4, 2012

Via E-Mail
Ms. Margaret J. Feeney
Chief Financial Officer
Cache, Inc.
1440 Broadway
New York, NY 10018

> **Re:** **Cache, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2012**
> **Filed November 9, 2012**
> **File No. 000-10345**

Dear Ms. Feeney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 28

52 Weeks Ended December 31, 2011 Compared to 52 Weeks Ended January 1, 2011, page 28

Impairment Charges, page 29

1.   We note you recorded an impairment charge of $719,000 for 14 underperforming stores in the fourth quarter of fiscal 2011 and charges of $10 million for 15 underperforming

stores in fiscal 2010. With regard to your impairment policy, please provide draft disclosure to be included in future filings, that addresses the following:

- The number of stores you tested for impairment at each balance sheet date and the reasons for any significant increases or decreases in the number of stores tested. We note your policy on pages 24 and F-9 that states you test finite-lived assets for recovery whenever events or changes in circumstances indicate that an asset may have been impaired;

- Considering the declining trends in gross margins and operating losses during the nine months ended September 29, 2012, tell us if you have performed any impairment tests during 2012 and if so, provide the results of those tests;

- Discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable. This information could be provided in a tabular format; and

- For the stores that you have continually assessed each quarter or each year for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable.

Liquidity and Capital Resources, page 32

2. We note your inventory balance represented 26% and 31% of total assets at December 31, 2011 and September 29, 2012, respectively, and that the increase in your inventory balance during the nine months ending September 29, 2012 represented a 7.8% increase. Further we note from 2010 through the nine months ending September 29, 2012 your inventory turns have steadily decreased. With regard to your inventory balance and its significant effect on operations, cash flows and liquidity, please provide us with draft disclosure that will be included in future filings to address the following:

- Your inventory turnover rate has gradually decreased on a year over year basis since 2010. Given the significant impact inventory has had on operating cash flows, please revise your liquidity section to discuss the inventory turnover ratio and the impact the decrease in turnover has on your operating cash flows for the periods presented.   To the extent, you believe this trend will continue, please disclose this fact as well;

- As of September 29, 2012 the Company required approximately 62 days to sell through inventory while the Company required approximately 53 days in 2011 and 46 days in 2010. In view of the fact it is taking longer to convert inventory into cash, please discuss how this may affect your liquidity and ability to generate operating cash flows as well as your inventory valuation; and

- You briefly mention that $6.3 million of cash used in operating activities during the 39 week period ending September 29, 2012 is primarily driven by net loss without mention that this is largely attributable to the $5.1 million decrease in gross profits due to markdowns. Please expand your disclosure to clarify the nature and extent of the markdowns in the current period as well as the impact you anticipate any future markdowns will have on operating cash flows and inventory valuation.

Form 10-Q for the Fiscal Quarter Ended September 29, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 11

3. We note your net loss for the 39 week period ending September 29, 2012 increased by approximately $6.3 million over the comparable 39 week period in the prior year. We further note you disclose the single largest contributing factor to be higher markdowns. In view of the significance of the markdowns, we would expect to see a detailed discussion in this section that provides a basis of understanding for the material increase in markdowns, as well as the key variables and underlying trends. Please provide draft disclosure to be included in future filings that discusses the nature of the products marked down, whether there was geographic concentration in markdowns, why markdowns were more significant in the 2012 third quarter compared to the third quarter of the prior year as well as the earlier quarters in 2012 and other factors considered when management determined that markdowns were required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining